Exhibit 99.2

SearchMedia Announces New Luxury Mall LCD Advertising

Joint Venture; Completion of New $6.1 Million Common Share Investment

Shanghai, China, August 20, 2012 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE MKT: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today announced that it will establish a joint venture in Shanghai for a new major luxury mall concession (“LCD Joint Venture”). Additionally, the Company announced that it has entered into an agreement for a new private placement of up to 10.0 million common shares, of which the Company has closed the first tranche of 6.1 million shares, with Frost Gamma Investment Trust, an entity affiliated with Dr. Phillip Frost, our largest shareholder, TGC Partners Limited, an entity affiliated with our Chief Executive Officer, Mr. Peter W. H. Tan, TGC Media Investments II Corp., a private investment company based in Singapore, Nan Fung Group (“Nan Fung”), one of current largest investors and Titan Multi-Asset Fund SPC, a fund controlled by Yuanta Asset Management (“Titan Yuanta”).

The new LCD Joint Venture has been formed with Shanghai’s Symbol Media Corporation (“Symbol Media”) to build a new network of large format LCD screens at prominent entry points of high end shopping centers located at major central business district locations in Shanghai, mainly located along the Huai Hai Road and Nanjing West Road vicinity. SearchMedia shall own 51% of the Joint Venture with its local partner Symbol Media and its affiliates owning the remaining 49%. SearchMedia will also have the option to acquire the remaining 49% of the LCD Joint Venture starting in 2014.

Screens for the network are approximately 70 inches in length, allowing advertisers to promote their brands with large digital billboards in high impact locations with prominent street level views. Advertisements are broadcast in intervals which attract more attention to the screens while allowing a higher revenue yield per location. In addition, many of the screen locations are located adjacent to subway stations and busy intersections, providing an even wider consumer reach.

The LCD Joint Venture intends to acquire the rights to many prestigious high end shopping centers in prime locations in Shanghai including CITIC Plaza, Cloud Nine Mall, Grand Gateway Mall, Hong Kong Plaza, Jiu Guang Emporium, K11 New World Malls, Metro City, Printemps China, Raffles City, The 6th Goods Shopping Mall and Xin Tian Di.

Peter W.H. Tan, Chief Executive Officer of SearchMedia, remarked, “We are very excited for our new LCD Joint Venture which will give us a very strong presence in heavily trafficked, Grade A shopping centers. Advertisers strongly desire access to these prominent locations with high scarcity value, especially since our LCD displays are very close to the point of purchase. Approximately 40% of all global luxury sales are now generated in China, with much of the sales from Grade A luxury shopping centers. We believe this new agreement will allow us to provide a very attractive long term advertising solution for many of our international, national and local advertisers, especially luxury good brands. We anticipate that the network will be built out first within Shanghai and then expanded to other Tier I and Tier II cities throughout China. As evidenced through this new concession and our recently announced new nationwide concession with Home Inns & Hotel Management Inc. (“Home Inns”), we expect to continue to add new concessions with prominent partners that will accelerate our growth and create value for our shareholders.”

The Company has also closed the first tranche of a new common share private placement of $6,100,000 at a price of $1.00 per share to primarily finance our investment of the new LCD Joint Venture and the previously announced new concession with Home Inns. As part of this new investment, all of our investors in the Convertible Note Offering completed in February 2012 have agreed to also convert their Convertible Notes (including accrued interest) into common shares. The private placement contemplates a second tranche of an additional 3.9 million shares to be completed by September 30, 2012. Proforma for the new $6.1 million private placement and conversion of the Company’s existing Convertible Notes, the Company will have basic and diluted shares outstanding of 27.5 million shares.

Among those investors in the private placement, Nan Fung is a privately held group of companies and has grown into one of Hong Kong’s and China’s most established property developers which is principally engaged in the business of property development, property investment, construction, property management, investment and financing. Titan Yuanta, a fund managed by a subsidiary of Yuanta Financial Holdings which is a comprehensive financial investment services firm. Yuanta remains a leader in securities-related businesses in Taiwan, and offers a full range of additional complementary services through its various subsidiaries. In addition to securities brokerage and securities financing, it also provides products and services in banking, futures, investment trust, investment consulting, venture capital, and asset management. Yuanta maintains a distribution network of 141 securities branches and 88 banking branches combined with 7,600 professionals providing clients with diversified financial services.

Peter W. H. Tan commented, “We are pleased by the additional capital commitment and support from our investors and a new strategic investor, which allows us to further capture the attractive market opportunities within China’s media industry. Dr. Frost and the members of the Frost Group have been and continue to be very supportive of the Company, including strategic, operational and financial support and we intend to continue a very close relationship with them. We are also pleased to have Nan Fung participating in this equity raise. As one of the most prominent property developers and fund managers in Greater China, we look forwarded to continuing to cooperate with Nan Fung on different opportunities in the future. We are also proud to have added Titan Yuanta as a new shareholder. As mentioned in previous announcements, we are very focused in expanding our investor base throughout China and Asia and the addition of Titan Yuanta as a hallmark investor is the first step in that strategy. This capital raise also both strengthens our capitalization and simplifies our capital structure as we now have converted all of our outstanding Convertible Notes to common shares.

About SearchMedia

SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to the attractiveness and effectiveness of the LCD Joint Venture to advertisers; whether the new LCD Joint Venture will give the Company a presence in heavily trafficked shopping centers; the Company’s ability to capture attractive market opportunities within China’s advertising market, whether we can add new concessions with prominent partners that will accelerate growth; hether the Company will be able to acquire the rights to prestigious high end shopping centers in prime Shanghai locations; whether we can expand our investor base in Asia and whether the Company will be able to complete the second tranche of the private placement and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

For more information, please contact:

Paul Conway, 0118613918844646

ir@searchmediaholdings.com